Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-219620 on Form S-8 of CARBO Ceramics Inc., of our report dated June 22, 2018, with respect to the statement of net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related supplemental schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 11-K of the CARBO Ceramics Inc. Savings and Profit Sharing Plan for the year ended December 31, 2017.

/s/ Whitley Penn LLP

Houston, Texas

June 22, 2018